Exhibit 13

SELECTED FINANCIAL INFORMATION                        REGAL-BELOIT CORPORATION

------------------------------------------------------------------------------
FIVE YEAR HISTORICAL DATA

                                               (In Thousands, Except Per Share Data)
                                          ------------------------------------------------
                                                      Year Ended December 31,
                                          ------------------------------------------------
                                            1999      1998      1997      1996      1995
                                          --------  --------  --------  --------  --------
Net Sales                                 $544,632  $543,513  $487,019  $281,508  $295,891
Income from Operations                      72,440    81,113    74,381    51,120    53,607
Net Income                                  38,067    42,961    38,897    32,276    32,818
Total Assets                               505,100   482,022   485,625   196,996   175,480
Long-term Debt                             148,166   166,218   192,261     2,168     2,884
Shareholders  Investment                   252,626   224,497   189,427   160,023   135,873
Per Share of Common Stock:
  Earnings Per Share                          1.82      2.06      1.87      1.57      1.60
  Earnings Per Share - Assuming Dilution      1.80      2.02      1.83      1.53      1.57
  Cash Dividends Declared                      .48       .48       .48       .48       .39
  Shareholders' Investment                   12.04     10.74      9.09      7.75      6.61

Average Number of Shares Outstanding        20,959    20,893    20,806    20,617    20,509
Average Number of Shares -
  Assuming Dilution                         21,170    21,278    21,275    21,075    20,966


COMMON STOCK
------------
                                   1999                                    1998
                   -----------------------------------     -----------------------------------
                         Price Range                             Price Range
                   -----------------------   Dividends     ---------------------     Dividends
                      High          Low        Paid          High         Low          Paid
                   ----------    ---------   ---------     ---------   ----------    ---------
1st Quarter        $ 23 15/16    $ 15 9/16     $ .12       $ 33 1/4    $ 26 7/8        $ .12
2nd Quarter          25 5/8        17 3/8      $ .12         33 1/4      27 13/16        .12
3rd Quarter          24 1/2        20          $ .12         28 9/16     19 3/8          .12
4th Quarter          23 1/4        20          $ .12         26 7/8      17 1/2          .12

Regal-Beloit has paid 158 consecutive quarterly dividends through January, 2000. The approximate number of registered holders of common stock as of December 31, 1999 is 1,082.


QUARTERLY FINANCIAL INFORMATION
-------------------------------
                                                    (In Thousands, Except Per Share Data)
                            -------------------------------------------------------------------------------------
                                  1st Qtr               2nd Qtr.             3rd Qtr.              4th Qtr.
                            -------------------   -------------------   -------------------   -------------------
                              1999       1998       1999       1998       1999       1998       1999       1998
                            --------   --------   --------   --------   --------   --------   --------   --------
Net Sales                   $127,260   $137,818   $137,063   $138,981   $142,292   $137,973   $138,017   $128,741
Gross Profit                  36,565     39,738     37,629     41,290     38,728     38,907     38,538     37,879
Income from Operations        17,406     19,868     18,519     21,970     18,192     19,848     18,323     19,427
Net Income                     9,078     10,414      9,765     11,679      9,467     10,390      9,757     10,478
Earnings Per Share               .43        .50        .47        .56        .45        .50        .47        .49
Earnings Per Share -
 Assuming Dilution               .43        .49        .46        .55        .45        .49        .46        .49
Average Number of
    Shares Outstanding        20,933     20,861     20,953     20,898     20,973     20,905     20,978     20,908
Average Number of Shares -
 Assuming Dilution            21,122     21,332     21,190     21,349     21,204     21,223     21,163     21,209

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS
------------------------------------------------------------

REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

OVERVIEW
--------

   Company net sales of $544,632,000 in 1999 were slightly higher than in 1998. Added sales from the May 1999 acquisition of the Company's Lincoln Motors business (See "Note 4 to Consolidated Financial Statements") were sufficient to offset lower sales which resulted from nearly a year and one-half of weakened demand in the industrial market segments the Company serves. In the fourth quarter of 1999, the Company began to see a modest improvement in customer orders. Net income in 1999 decreased 11.4% from 1998 to $38,067,000, or $1.80 per share (assuming dilution). The lower 1999 earnings were due primarily to the reduced demand and resulting lower production levels and to competitive pricing pressures.

   Cash flow from operations of $70,257,000 was again strong in 1999, enabling long-term debt to be reduced 11% to $148,166,000 at year-end 1999, despite the $32,100,000 borrowed to acquire Lincoln Motors. The Company's capitalization ratio decreased during 1999 to 37.0% at year-end from 42.5% a year ago.

RESULTS OF OPERATIONS
---------------------

1999 versus 1998
----------------
   Total Company net sales in 1999 of $544,632,000 were slightly above 1998 net sales of $543,513,000. Mechanical Group net sales were $251,963,000, a 10.1% decrease from $280,153,000 in 1998. Electrical Group net sales in 1999 increased 11.1% to $292,669,000 from $263,360,000 in 1998, but would have decreased slightly if not for the sales added by the Lincoln Motors acquisition. Broad weakness has characterized the markets for many industrial manufacturers for over a year and Regal-Beloit has not been an exception.

   Company gross profit declined 4.0% in 1999 to $151,460,000 from $157,814,000 in 1998. Gross profit as a percentage of sales decreased to 27.8% in 1999 as compared to 29.0% in 1998, as both the Mechanical and Electrical Groups experienced reduced gross margins. Lower production levels and competitive pricing pressures were the primary reasons for the decreased margins. Income from operations in 1999 was $72,440,000, or 13.3% of net sales, 10.7% below $81,113,000, or 14.9% of net sales, in 1998. The reduced gross profit margins were primarily responsible for the lower operating income margins in both the Mechanical Group and Electrical Group.

   Interest expense was reduced 18.1% from $11,479,000 in 1998 to $9,406,000 in 1999, due primarily to a reduction in average outstanding debt from $185,626,000 in 1998 to $164,271,000 in 1999 and a decrease in the average rate of interest the Company paid to 5.6% in 1999 versus 6.1% in 1998.

   The Company's effective tax rate increased to 39.8% of income before taxes in 1999 from 38.6% in 1998. The increase resulted primarily from higher effective state income tax rates in 1999.

   Net income in 1999 totaled $38,067,000, an 11.4% decrease from 1998's record net income of $42,961,000. Net income as a percent of net sales declined to 7.0% in 1999 from 7.9% in 1998. Earnings per share in 1999 were $1.82 (basic) and $1.80 (assuming dilution), 11.7% and 10.9% below, respectively, 1998's per share earnings of $2.06 (basic) and $2.02 (assuming dilution).

1998 versus 1997
----------------
   Total Company net sales in 1998 were $543,513,000, an 11.6% increase from $487,019,000 in 1997. Mechanical Group net sales were $280,153,000, 1.8%
below 1997 net sales of $285,174,000. The decrease from 1997 occurred almost entirely in the fourth quarter of 1998, with many of the Mechanical Group's customers adjusting their inventories to lower levels as the industrial economy continued to slow. Electrical Group net sales in 1998 of $263,360,000 were 30.5% higher than the $201,845,000 of net sales for the nine months of 1997 following the acquisition of Marathon Electric. (See "Note 4 to Consolidated Financial Statements") On a pro-forma basis assuming the acquisition had occurred January 1, 1997, Electrical Group sales in 1998 were .5% below net sales of $264,681,000 in 1997.

   Income from operations for the Company increased 9.1% to $81,113,000 in 1998 from $74,381,000 in 1997. As a percent of net sales, income from operations decreased to 14.9% in 1998 from 15.3% the prior year. Mechanical Group operating income margin decreased to 16.3% in 1998 from 17.0% in 1997, primarily due to lower sales volume and the related impact on cost of sales. However, Electrical Group operating income margin increased to 13.4% in 1998 from 12.9% a year previously, due mainly to reductions in operating expenses.

   Interest expense increased to $11,479,000 in 1998 from $10,804,000 in 1997, due to a full year of the acquisition related debt in 1998 versus only nine months in 1997. For the last nine months of 1998, interest expense of $8,491,000 was $2,260,000, or 21%, lower than the comparable nine months of 1997. The average rate of interest the Company paid in 1998 was 6.1% as compared to 6.2% in 1997. Interest income decreased to $306,000 in 1998 from $810,000 in 1997, due to reduced cash balances.

   The Company's effective tax rate decreased to 38.6% of income before taxes in 1998 from 39.6% in 1997. The decrease was due primarily to reductions in effective Company state income tax rates in 1998.

   Net income of the Company in 1998 was $42,961,000, a 10.4% increase from $38,897,000 in 1997. On a per share basis, 1998 net income was $2.06 per share (basic) and $2.02 per share (assuming dilution), 10% higher in each case than 1997 net income of $1.87 per share (basic) and $1.83 per share (assuming dilution).

YEAR 2000 READINESS DISCLOSURE
------------------------------

   For several years, and particularly throughout 1999, the Company assessed, changed as required, and tested its computer hardware and software systems, machinery and equipment, and facilities equipment, and evaluated its suppliers' readiness as it related to the Year 2000 date issue. During and after the year 2000 changeover, the Company has experienced no material Y2K problems and has not experienced any material Y2K problems from its suppliers of goods or services. The Company believes the Y2K issue to be behind it.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

   The Company's working capital increased to $131,370,000 at December 31, 1999, from $117,305,000 a year previously. The increase was due primarily to the acquisition of Lincoln Motors. The Company's current ratio at year-end 1999 was 3.0:1, unchanged from December 31, 1998.

   The Company maintains a $190,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility permits the Company to borrow up to the limit of the Facility at interest rates based upon a margin above LIBOR. At December 31, 1999, $147,000,000 was outstanding under the Facility, a $19,000,000 reduction from the end of 1998, and, after adjusting for $1,986,000 of standby letters of credit, the Company had $41,014,000 of available borrowing capacity. During 1999 the Company paid an average interest rate of 5.6% for its outstanding debt. The Company was in compliance with the covenants of the Facility throughout 1999. The Company's capitalization ratio at December 31, 1999 was 37.0%, down from 42.5% a year earlier, and its funded debt to EBITDA ratio was 1.55:1 as compared to 1.61:1 at year-end 1998.

   Additionally, the Company maintains two short-term credit lines of $10,000,000 each. At December 31, 1999, there were no borrowings against the short-term credit lines. Management believes the credit facilities it has in place provide sufficient borrowing capacity for the Company to finance its operations for the foreseeable future. Management further believes that future external growth from acquisitions can be adequately funded from a combination of operating cash flow, current credit facilities and the Company's ability to further leverage its equity with additional long-term indebtedness.

   Cash flow from operations was $70,257,000 in 1999, a 39.4% increase from $50,393,000 in 1998. A reduction in inventories in 1999 versus an inventory increase in 1998 and paydown of liabilities in 1998 not repeated in 1999 were the primary factors in the increased cash flow. Expenditures for property, plant and equipment in 1999 were $11,422,000. Commitments for capital items outstanding at December 31, 1999 were $3,538,000. Management believes its present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for its operations in 2000.

   In the ordinary course of business, the Company is exposed to market risk, primarily interest rate risk. The great majority of the Company's debt is borrowed through credit facilities with floating-rate debt at a rate based on a margin above LIBOR. As a result, interest rate changes generally do not affect fair market value but do impact future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in the Company's weighted average borrowing rate on the outstanding debt at December 31, 1999, would result in a change in after-tax annual earnings of approximately $510,000. The Company has no material foreign currency rate risk.

CONSOLIDATED BALANCE SHEETS                            REGAL-BELOIT CORPORATION

In Thousands of Dollars
-------------------------------------------------------------------------------

ASSETS
------
                                                           December 31,
                                                    ---------------------------
                                                       1999             1998
                                                    ----------       ----------
Current Assets:
  Cash and cash equivalents                         $   1,729        $   3,548
  Receivables, less allowance for doubtful
    accounts of $1,758 in 1999 and $1,851 in 1998      76,374           69,400
  Future income tax benefits                           13,180           10,249
  Inventories                                         103,966           91,461
  Prepaid expenses                                      2,999            1,253
                                                    ----------       ----------
      Total Current Assets                            198,248          175,911
Property, Plant and Equipment:
  Land and land improvements                           11,103           11,066
  Buildings and improvements                           66,835           66,123
  Machinery and equipment                             189,184          169,774
                                                    ----------       ----------
      Property, Plant and Equipment, at cost          267,122          246,963
  Less-Accumulated depreciation                      (115,749)         (99,034)
                                                    ----------       ----------
      Net Property, Plant and Equipment               151,373          147,929
Goodwill                                              143,314          147,161
Other Noncurrent Assets                                12,165           11,021
                                                    ----------       ----------
      Total Assets                                  $ 505,100        $ 482,022
                                                    ==========       ==========

LIABILITIES AND SHAREHOLDERS' INVESTMENT

Current Liabilities:
  Accounts payable                                  $  28,382        $  23,791
  Dividends payable                                     2,518            2,509
  Accrued compensation and employee benefits           19,223           19,395
  Other accrued expenses                               16,355           12,359
  Federal and state income taxes                          352              509
  Current maturities of long-term debt                     48               43
                                                    ----------       ----------
      Total Current Liabilities                        66,878           58,606

Long-term Debt                                        148,166          166,218
Deferred Income Taxes                                  37,090           32,507
Other Noncurrent Liabilities                              340              194

Shareholders' Investment:
  Common stock, $.01 par value, 50,000,000 shares
  authorized, 20,985,905 issued and outstanding
  in 1999 and 20,911,540 issued and outstanding
  in 1998                                                  210             209
  Additional paid-in capital                            41,585          40,860
  Retained earnings                                    211,287         183,285
  Accumulated other comprehensive income                  (456)            143
                                                     ----------      ----------
     Total Shareholders' Investment                    252,626         224,497
                                                     ----------      ----------
     Total Liabilities and Shareholders' Investment  $ 505,100       $ 482,022
                                                     ==========      ==========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME                             REGAL-BELOIT CORPORATION

In Thousands of Dollars, Except Shares Outstanding
--------------------------------------------------------------------------------------
                                                   For The Year Ended December 31,
                                              ----------------------------------------
                                                  1999           1998          1997
                                              -----------    -----------   -----------
Net Sales                                     $  544,632     $  543,513    $  487,019
Cost of Sales                                    393,172        385,699       346,011
                                              ----------     ----------    -----------
Gross Profit                                     151,460        157,814       141,008
Operating Expenses                                79,020         76,701        66,627
                                              -----------    -----------   -----------
  Income From Operations                          72,440         81,113        74,381
Interest Expense                                   9,406         11,479        10,804
Interest Income                                      220            306           810
                                              -----------    -----------   -----------
  Income Before Income Taxes                      63,254         69,940        64,387
Provision For Income Taxes                        25,187         26,979        25,490
                                              -----------    -----------   -----------
  Net Income                                  $   38,067     $   42,961    $   38,897
                                              ===========    ===========   ===========

Earnings Per Share                            $     1.82     $     2.06    $     1.87
                                              ===========    ===========   ===========

Earnings Per Share - Assuming Dilution        $     1.80     $     2.02    $     1.83
                                              ==========     ===========   ===========

Average Number of Shares Outstanding          20,959,182     20,893,182    20,805,844
                                              ===========    ===========   ===========

Average Number of Shares-Assuming Dilution    21,169,580     21,278,497    21,275,061
                                              ===========    ===========   ===========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

In Thousands of Dollars, Except Per Share Data
------------------------------------------------------------------------------------------------------------------------
                                                       Common                                 Accumulated
                                                        Stock      Additional                    Other
                                      Comprehensive     $.01         Paid-In     Retained    Comprehensive
                                         Income       Par Value      Capital     Earnings       Income          Total
                                      -------------   ---------    ----------   ----------   -------------    ----------
Balance, December 31, 1996                             $   206      $ 37,695    $ 121,453      $    669       $ 160,023
  Net Income                            $ 38,897            --            --       38,897            --          38,897
  Dividends Declared ($.48 per share)                       --            --       (9,993)       (9,993)
  Translation Adjustment                    (711)           --            --           --          (711)           (711)
                                        ---------
  Comprehensive Income                  $ 38,186
                                        =========
  Stock Options Exercised                                    2         1,209           --            --           1,211
                                                       --------     ---------   ----------     ----------     ----------
Balance, December 31, 1997                                 208        38,904      150,357           (42)        189,427
  Net Income                            $ 42,961            --            --       42,961            --          42,961
  Dividends Declared ($.48 per share)                       --            --      (10,033)           --         (10,033)
  Translation Adjustment                     185            --            --          185           185
                                        ---------
  Comprehensive Income                  $ 43,146
                                        =========
  Stock Options Exercised                                    1         1,956           --            --           1,957
                                        ---------      --------     ---------   ----------     ----------     ----------
Balance, December 31, 1998                                 209        40,860       183,285          143         224,497
  Net Income                            $ 38,067            --            --        38,067           --          38,067
  Dividends Declared ($.48 per share)                       --            --       (10,065)          --         (10,065)
  Translation Adjustment                    (599)           --            --            --         (599)           (599)
                                        ---------
  Comprehensive Income                  $ 37,468
                                        =========
  Stock Options Exercised                                    1           725            --           --             726
                                                       --------     ---------   -----------    ----------     ----------
Balance, December 31, 1999                             $   210      $ 41,585     $ 211,287     $  (456)       $ 252,626
                                                       ========     =========   ===========    ==========     ==========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 REGAL-BELOIT CORPORATION

In Thousands of Dollars
----------------------------------------------------------------------------------------------

                                                              For The Year Ended December 31,
                                                            ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                          1999        1998        1997
                                                            ----------  ----------  ----------
  Net income                                                $  38,067   $  42,961   $  38,897
  Adjustments to reconcile net income to net cash provided
   from operating activities:
    Depreciation and amortization                              23,052      22,039      18,874
    Provision for deferred income taxes                         1,652       3,673      13,770
    Change in assets and liabilities, net of acquisitions:
      Receivables                                               1,093         338        (200)
      Inventories                                               7,066      (5,816)        473
      Current liabilities and other, net                         (673)    (12,802)      6,975
                                                            ----------  ----------  ----------

      Net cash provided from operating activities              70,257      50,393      78,789

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment                 (11,422)    (14,836)    (16,076)
   Business acquisition                                       (32,083)         --    (279,260)
   Sale of property, plant and equipment                           49         118         515
   Other, net                                                  (1,216)     (1,400)        356
                                                            ----------  ----------  ----------


   Net cash used in investing activities                      (44,672)    (16,118)   (294,465)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term debt                                  1,000          --     242,000
   Repayment of  long-term debt                               (19,047)    (26,038)    (52,532)
   Stock issued under option plans                                726       1,957       1,211
   Dividends to shareholders                                  (10,057)    (10,023)     (9,970)
                                                            ----------  ----------  ----------


   Net cash (used in) provided from financing activities      (27,378)    (34,104)    180,709

EFFECT OF EXCHANGE RATE ON CASH:                                  (26)         26         (84)
                                                            ----------  ----------  ----------


   Net (decrease) increase in cash and cash equivalents        (1,819)        197     (35,051)
   Cash and cash equivalents at beginning of year               3,548       3,351      38,402
                                                            ----------  ----------  ----------

   Cash and cash equivalents at end of year                 $   1,729   $   3,548   $   3,351
                                                            ==========  ==========  ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                                 $   9,520   $  12,081   $  10,053
   Income Taxes                                             $  24,886   $  28,011   $   9,509

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             REGAL-BELOIT CORPORATION
-------------------------------------------------------------------------------

For The Three Years Ended December 31, 1999

(1) NATURE OF OPERATIONS
    --------------------

   Regal-Beloit Corporation (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque, and the Electrical Group with its principal line of business in electric motors and generators. The principal markets for the Company's products and technologies are within the United States.

(2) ACCOUNTING POLICIES
    -------------------

Principles of Consolidation
---------------------------
   The financial statements include the accounts of the Company and its wholly owned subsidiaries.

Revenue Recognition
-------------------
   Sales and related cost of sales for all products are recognized upon shipment of the products.

Use of Estimates
----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
   Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Certain other translation adjustments continue to be reported in net income and were not significant in any of the three years ended
December 31, 1999.

Cash and Cash Equivalents
-------------------------
   Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Inventories
-----------
   The approximate percentage distribution between major classes of inventory is as follows:

                                            December 31
                                           -------------
                                           1999     1998
                                           ----     ----
   Raw Material                             14%      14%
   Work In Process                          26%      23%
   Finished Goods and Purchased Parts       60%      63%

   Inventories are stated at cost, which is not in excess of market. Cost for approximately 87% of the Company's inventory at December 31, 1999 and 82% in 1998, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $6,384,000 and $7,030,000 as of December 31, 1999 and 1998, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment
-----------------------------
   Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

   The cost of property retired or otherwise disposed of is removed from the property accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

   The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

           Description                    Life
   ---------------------------       --------------
   Buildings and  Improvements       10 to 45 years
   Machinery and Equipment            3 to 15 years


(3) LEASES AND RENTAL COMMITMENTS
    -----------------------------

   Rental expenses charged to operations amounted to $4,189,000 in 1999, $3,616,000 in 1998 and $3,535,000 in 1997. Future minimum rental commitments for noncancelable operating leases having a remaining term in excess of one year as of December 31, 1999 are not material.

(4) ACQUISITIONS
    ------------

   On May 28, 1999, the Company purchased the Lincoln Motors business of Lincoln Electric Holdings, Inc., for a cash purchase price of approximately $32,100,000. Lincoln Motors manufactures and markets a line of AC electric motors from 1 horsepower to 1000 horsepower.

   In March 1997, the Company acquired 100% of the stock of Marathon Electric Manufacturing Corporation for approximately $279,000,000. Marathon Electric is a leading manufacturer of electric motors and generators. This acquisition was accounted for as a purchase. Unaudited pro-forma results of operations for Regal-Beloit Corporation for the year ended December 31, 1997 as though Marathon Electric had been acquired as of January 1, 1997 are net sales of $549,855,000, net income of $39,602,000 and basic earnings per share of $1.90.

(5) LONG-TERM DEBT AND BANK CREDIT FACILITIES
    -----------------------------------------

                                           (In Thousands of Dollars)
Long-term debt consists of the following:         December 31,
                                           -------------------------
                                                1999        1998
                                             ---------   ---------
Revolving Credit Facility                    $ 147,000   $ 166,000
Other                                            1,214         261
                                             ---------   ---------
                                               148,214     166,261
Less-Current maturities                             48          43
                                             ---------   ---------
Noncurrent portion                           $ 148,166   $ 166,218
                                             =========   =========

   The Company maintains a $190,000,000 unsecured revolving credit facility which expires March 26, 2002 (the "Facility"). The Facility permits the Company to borrow at rates based upon a margin above LIBOR. The Facility also includes financial covenants regarding minimum net worth, maximum permitted debt and minimum interest coverage. The average balance outstanding under the Facility in 1999 was $163,523,000. The average interest rate paid under the Facility in 1999 was 5.6%. The Company had $41,014,000 of available borrowing capacity, after deducting $1,986,000 for standby letters of credit, under the Facility at December 31, 1999.

   The Company also maintained two short-term credit lines of $10,000,000 at December 31, 1999 and one $10,000,000 short-term credit line at December 31, 1998. There were no outstanding balances on the short-term credit lines at either December 31, 1999 or December 31, 1998.

   Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt is not materially different than the carrying value.


Maturities of long-term debt are as follows:

       Year                  (In Thousands of Dollars)
      ------                 -------------------------
       2000                         $      48
       2001                               106
       2002                           147,115
       2003                                98
       2004 and thereafter                847
                                   -----------
       Total                        $ 148,214
                                   ===========

(6) CONTINGENCIES
    -------------

   The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

(7) RETIREMENT PLANS
    ----------------

   The Company has a number of retirement plans that cover most of its employees. The primary plan of the Mechanical Group is a qualified discretionary profit-sharing plan covering substantially all domestic employees except those covered by collective bargaining agreements. Total expense for all profit-sharing and retirement plans of the Mechanical Group was $3,494,000, $4,044,000, and $4,247,000 in 1999, 1998 and 1997, respectively.

   The Electrical Group has defined contribution plans for all salaried and hourly employees. The plans provide for company contributions based, depending on the plan, upon one or more of participant contributions, service, and Electrical Group profits. Electrical Group contributions to the plans totaled $1,326,000, $1,289,000 and $1,073,000 in 1999, 1998 and 1997,
respectively.

   The Electrical Group also has defined benefit pension plans which cover substantially all employees. Benefits provided under qualified defined benefit plans are based on employees' average earnings in years immediately preceding retirement and years of credited service. Funding of the plans is in accordance with federal laws and regulations.

   Net periodic pension benefit costs for the Company sponsored plans were as follows:

                              (In Thousands of Dollars)
                             1999        1998        1997
                           --------    --------    --------
Service cost               $  1,375    $  1,201    $    822
Interest cost                 2,809       2,635       1,880
Expected return on
 plan assets                 (4,158)     (3,752)     (2,570)
Amortization of prior
 service cost                    58           9           -
                           ---------   ---------   ---------
Net periodic benefit cost  $     84    $     93    $    132
                           ========    =========   =========

   The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 7.5% in 1999 and 7.0% in 1998, annual compensation increases of 4.5% in 1999 and 1998, and an assumed long-term rate of return on plan assets of 9.0% in 1999 and 1998.

                                            (In Thousands of Dollars)
                                               1999            1998
                                            ----------      ----------
Change in projected benefit obligation:
Obligation at beginning
 of period                                  $  40,132       $  35,316
Service cost                                    1,375           1,202
Interest cost                                   2,809           2,635
Change in assumptions                          (2,846)          1,910
Plan amendments                                   230             589
Benefits paid                                  (1,791)         (1,520)
                                            ----------      ----------
Obligation at end of period                    39,909          40,132
                                            ----------      ----------

Change in fair value of plan assets:
Fair value of plan assets at
 beginning of period                           48,457          44,937
Actual return on plan
 assets                                        13,604           4,713
Employer contributions                            331             327
Benefits paid                                  (1,791)         (1,520)
                                            ----------      ----------
Fair value of plan assets
 at end of period                              60,601          48,457
                                            ----------      ----------

Funded status                                  20,692           8,325

Unrecognized net actuarial gain               (15,229)         (2,934)
Unrecognized prior
service costs                                     859             684
                                            ----------      ----------

Prepaid asset recognized
 in balance sheet                           $   6,322       $   6,075
                                            ==========      ==========

(8) SHAREHOLDERS' INVESTMENT

   The Company has two stock option plans available for new grants to officers, directors and key employees, the 1991 Flexible Stock Incentive Plan and the 1998 Stock Option Plan. Additionally, the Company's 1982 and 1987 Stock Option Plans, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the Plans were granted at prices that equaled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. A summary of the Company's four stock option plans follows:

                                          At December 31, 1999
                             ---------------------------------------------
                             1982 Plan   1987 Plan   1991 Plan   1998 Plan
                             ---------   ---------   ---------   ---------
Total Plan shares             614,946     450,000    1,000,000   1,000,000
Options granted               609,760     449,850      712,778     665,600
Options outstanding             1,200      81,950      681,932     665,600
Options available for grant     -           -          287,222     334,400

   A summary of the status of the Company's four stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years then ended is presented below:

                                             1999                        1998                            1997
                                   --------------------------------------------------------------------------------------
                                                  Weighted                     Weighted                       Weighted
                                                  Average                      Average                        Average
                                     Shares    Exercise Price    Shares     Exercise Price      Shares     Exercise Price
                                   --------------------------   --------------------------     --------------------------
Outstanding at beginning of year     839,018      $  14.18       907,682       $  13.42         866,418       $   8.88
Granted                              705,700         22.65        88,400          28.31         243,850          24.10
Exercised                            (78,336)         9.33       (81,564)         11.31        (200,336)          7.54
Forfeited                            (35,700)        23.43       (75,500)         23.65          (2,250)         18.81
                                   ----------     --------       --------      --------        ---------      --------
Outstanding at end of year         1,430,682      $  18.47       839,018       $  14.18         907,682       $  13.42

Options exercisable at year-end      656,265                     522,981                        467,582

   The following table provides information on the four Plans at various exercise price ranges:

                                                                    Range of Exercise Prices
                                   ----------------------------------------------------------------------------------------
                                   $5.56-8.36     $8.37-12.56     $12.57-18.86    $18.87-28.31    $28.32-32.44      Total
                                   ----------     -----------     ------------    ------------    ------------    ---------
Options outstanding at 12/31/99      375,494         34,462           62,076         888,500         70,150       1,430,682
Options exercisable at 12/31/99      311,494         34,462           44,826         214,883         50,600         656,265

   The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                           (In Thousands, Except Per Share Data)
                                               1999        1998          1997
                                           -----------  -----------  -----------
Net Income:
     As Reported                           $  38,067    $  42,961    $   38,897
     Pro Forma                             $  36,532    $  42,234    $   38,403
Earnings Per Share
     As Reported                           $    1.82    $    2.06    $     1.87
     Pro Forma                             $    1.74    $    2.02    $     1.85
Earnings Per Share - Assuming Dilution
     As Reported                           $    1.80    $    2.02    $     1.83
     Pro Forma                             $    1.73    $    1.98    $     1.81

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.4%, 5.6% and 6.7%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 32% in all three years.

   On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock.
The rights expire on January 28, 2010, unless otherwise extended.

(9)  INCOME TAXES

 The provision for income taxes is summarized as follows:

                     (In Thousands of Dollars)
                 ----------------------------------
                    1999        1998         1997
                 ---------   ----------   ---------
Current
 Federal         $ 20,594    $  19,960    $   9,748
 State              2,321        2,493          861
 Foreign              620          853        1,111
                 --------    ---------    ---------
                   23,535       23,306       11,720
Deferred            1,652        3,673       13,770
                 --------    ---------    ---------
                 $ 25,187    $  26,979     $ 25,490
                 ========    =========    =========

   A reconciliation of the statutory Federal income tax rate and the effective rate reflected in the statements of income follows:

                                1999       1998       1997
                               ------     ------     ------
Federal statutory rate          35.0%      35.0%      35.0%
State income taxes, net of
 federal benefit                 3.0        2.6        3.0
Nondeductible goodwill
 amortization                    2.3        2.1        1.6
Other, net                       (.5)      (1.1)        -
                               ------     ------     ------
Effective tax rate              39.8%      38.6%      39.6%
                               ======     ======     ======

   Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 1999 of $23,910,000 is classified on the consolidated balance sheet as a current income tax benefit of $13,180,000 and a long-term deferred income tax liability of $37,090,000. The December 31, 1998 net deferred tax liability was $22,258,000, consisting of a current income tax benefit of $10,249,000 and a long-term deferred income tax liability of $32,507,000.
The components of this net deferred tax liability are as follows:

                                (In Thousands of Dollars)
                                       December 31
                                -------------------------
                                    1999         1998
                                ----------    -----------
Operating loss carry forward     $    525      $    649
Inventory                           1,160         1,378
Accrued employee benefits           1,644         3,519
Bad debt reserve                      510           423
Warranty reserve                    1,500         1,467
Other                               2,943           724
                                ----------    -----------
   Deferred tax assets              8,282         8,160

Property related                  (28,850)      (25,534)
Inventory valuation reserve        (3,192)       (4,734)
Other                                (150)         (150)
                                ----------    -----------
   Deferred tax liabilities       (32,192)      (30,418)
                                ----------    -----------
Net deferred tax liability       $(23,910)     $(22,258)
                                ==========    ===========

(10) INDUSTRY SEGMENT INFORMATION

   Regal-Beloit's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces AC electric motors, electric generators and related products for sale to original equipment manufacturers and distributors.

   The Company evaluates performance based on the segments' income from operations. All corporate costs have been allocated to each group based on the net sales of each group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales.

   The Company's products manufactured and sold outside the United States were 3%, 3% and 4% of net sales in 1999, 1998 and 1997, respectively. Export sales from U.S. operations were approximately 7% of net sales in 1999, 6% in 1998 and 7% in 1997.

   Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 1999 is as follows:

                                                               (In Thousands of Dollars)
                                     -------------------------------------------------------------------------
                                        Net      Income From    Identifiable      Capital     Depreciation and
                                       Sales      Operations       Assets      Expenditures     Amortization
                                     ---------   -----------    -------------  ------------   ----------------

1999
Mechanical Group                     $ 251,963   $  35,732       $ 145,391       $  4,257         $  10,910
Electrical Group                       292,669      36,708         359,709(A)       7,165            12,142
                                     ---------   ---------       ------------    --------         ----------
Total Regal-Beloit Corporation       $ 544,632   $  72,440       $ 505,100       $ 11,422         $  23,052
                                     =========   =========       ============    ========         ==========

1998
Mechanical Group                     $ 280,153   $  45,758       $ 163,740       $  7,643         $  10,767
Electrical Group                       263,360      35,355         318,282(A)       7,193            11,272
                                     ---------   ---------       ------------    --------         ----------
Total Regal-Beloit Corporation       $ 543,513   $  81,113       $ 482,022       $ 14,836         $  22,039
                                     =========   =========       ============    ========         ==========

1997
Mechanical Group                     $ 285,174   $  48,545       $ 158,639       $  9,482         $  10,767
Electrical Group (9 months results)    201,845      25,836         326,986(A)       6,594             8,107
                                     ---------   ---------       ------------    --------         ---------
Total Regal-Beloit Corporation       $ 487,019   $  74,381       $ 485,625       $ 16,076         $  18,874
                                     =========   =========       ============    ========         =========

(A) Includes $143,314 in 1999, $147,161 in 1998 and $151,358 in 1997 of goodwill relating to the Marathon
    Electric acquisition.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Regal-Beloit Corporation:

   We have audited the accompanying consolidated balance sheets of REGAL-BELOIT CORPORATION (a Wisconsin Corporation) and subsidiaries as of
December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regal-Beloit Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                          /S/ Arthur Andersen LLP
Milwaukee, Wisconsin,                     ------------------------------
January 28, 2000                          Arthur Andersen LLP

RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The preceding financial statements of Regal-Beloit Corporation and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, which have been applied on a consistent basis.

   The system of internal controls of Regal-Beloit Corporation is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

   Arthur Andersen LLP, whose audit report is shown on this page, is engaged by the Board of Directors to audit the financial statements of Regal-Beloit Corporation and issue reports thereon. Their audit is conducted in accordance with generally accepted auditing standards which require obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

   The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent public accountants and management to review the scope and results of audits. In addition, the Audit Committee meets with Arthur Andersen LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.



     /S/ James L. Packard                      /S/ Kenneth F. Kaplan
  -------------------------------      ---------------------------------------
         James L. Packard                          Kenneth F. Kaplan
       Chairman, President,            Vice President, Chief Financial Officer,
      Chief Executive Officer                        and Secretary

Exhibit 21

                          REGAL-BELOIT CORPORATION

                          DIVISIONS & SUBSIDIARIES


Domestic                                       International

-----------------------------------------------------------------------------------------------------
-Durst                        -Lincoln Motors        -Ohio Gear/              -Costruzioni Meccaniche
 Shopiere, WI                  Euclid, OH             Richmond Gear                 Legnanesi S.r.L.
                                                      Liberty, SC              Legnano. Italy
-Electra-Gear                 -Marathon Electric
 Anaheim, CA                   Manufacturing         -Regal Cutting Tools      -Marathon Electric Ltd.
                               Corporation            National Twist Drill      Singapore
-Foote-Jones/ Illinois Gear    Wausau, WI             New York Twist Drill
  Chicago, IL                                         South Beloit, IL         -Marathon Electric - U.K.
                              -Marathon Special                                 Leicestershire, England
-Grove Gear                    Products              -Velvet Drive
 Union Grove, WI               Bowling Green, OH      Transmissions            -Mastergear (GmbH)
                                                      New Bedford, MA           Neu-Anspach, Germany
-Hub City                     -Mastergear U.S.A.
 Aberdeen, SD                  South Beloit, IL                                -Opperman Mastergear, Ltd.

                                                                                Newbury, England


                           SHAREHOLDER INFORMATION

-------------------------------------------------------------------------------

Corporate Headquarters
----------------------
 Regal-Beloit Corporation
 200 State Street, Beloit, WI 53511-6254
 Phone:  (608) 364-8800     Fax: (608) 364-8818
 Website:  www.regal-beloit.com

Transfer Agent, Registrar and Dividend Disbursing Agent
-------------------------------------------------------
 First Class, Registered
 & Certified Mail            Overnight Courier
------------------------     -----------------
 BankBoston, NA              EquiServe
 EquiServe                   Blue Hills Office Park
 P.O. Box 8040               150 Royall Street
 Boston, MA 02266-8040       Canton, MA 02021

 Phone: (781) 575-3400   Fax: (781) 828-8813 (DCB Unit)

Have you received your cash dividends?
--------------------------------------
  During 1999, four quarterly cash dividends were declared on Regal-Beloit Corporation common stock.

  If you have not received all dividends to which you are entitled, please write or call BankBoston at the address above.

Cash Dividends and Stock Splits
-------------------------------
  Regal-Beloit Corporation paid its first cash dividend in January, 1961 Since that date, Regal-Beloit has paid 158 consecutive quarterly dividends through January, 2000. The Company has raised cash dividends 33 times in the 39 years these dividends have been paid. The dividend has never been reduced The Company has also declared and issued 15 stock splits/dividends since inception.

Notice of Annual Meeting
------------------------
   The Annual Meeting of shareholders will be held at 10:30 a.m., C.D.T., on Wednesday, April 19, 2000, at the Corporate Offices, 200 State Street, Beloit, Wisconsin.

Public Information and Reports
------------------------------
   With the advent of the internet and facsimiles, shareholders can view Company reports and news releases in a variety of ways: over the internet through general stock information websites or the U.S. Government's Edgar website at www.sec.gov.; or shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission. Therefore, the Company will no longer publish interim quarterly reports to shareholders. Please direct information requests to:

     Regal-Beloit Corporation
     Attn: Investor Relations
     200 State Street, Beloit, WI 53511-6254
     Phone:  608-364-8800, Fax:  608-364-8818
     Website:  www.regal-beloit.com

Auditors
--------
   Arthur Andersen LLP, Milwaukee, Wisconsin.


Regal-Beloit Corporation is a Wisconsin Corporation listed since 1976 on the American Stock Exchange under the symbol RBC.